UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Camelot Information Systems Inc.
(Name of Issuer)

Ordinary shares, with no par value per share1 American depositary shares, each representing four ordinary shares, with no par value per share
(Title of Class of Securities)

G1795R100 (for ordinary shares)
13322V105 (for American depositary shares)
(CUSIP Number)
Yiming Ma
Heidi Chou
Yuhui Wang

Beijing Publishing House
A6 North Third Ring Road, Xicheng District
Beijing, 100120, People’s Republic of China
+(86) 10 5810-0999

With a copy to: Peter X. Huang Skadden, Arps, Slate, Meagher & Flom LLP 30th Floor, China World Office 2 No. 1, Jianguomenwai Avenue Beijing 100004, People’s Republic of China +(86) 10 6535-5599
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2013
(Date of Event Which Requires Filing of this Statement)
______________________________

1	Not for trading, but only in connection with the registration of American Depositary Shares each representing four ordinary shares.

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G1795R 100

1.	NAME OF REPORTING PERSON: Yiming Ma
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, AF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 15,538,1961
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 15,538,1962
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,538,1963
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%4
14.	TYPE OF REPORTING PERSON IN

1
Includes (i) 14,088,176 Ordinary Shares held by Benefit Overseas Limited, a British Virgin Islands investment holding company wholly-owned and controlled by Mr. Ma (including 2,050,000 Ordinary Shares held by Mr. Ma as settlor and initial trustee in the Yiming Ma 2009 Annuity Trust, which is an irrevocable trust constituted under the laws of California); and (ii) 1,450,020 Ordinary Shares acquired upon exercises of the options and held by Joint Link Technology Limited on behalf of Mr. Ma.

2	See footnote 1 above.
3	See footnote 1 above.
4	Based on 185,621,367 outstanding Ordinary Shares as of December 31, 2012.

CUSIP No.	G1795R 100

1.	NAME OF REPORTING PERSON: Benefit Overseas Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 14,088,176
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 14,088,176
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,088,176
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%1
14.	TYPE OF REPORTING PERSON CO

1	Based on 185,621,367 outstanding Ordinary Shares as of December 31, 2012.

CUSIP No.	G1795R 100

1.	NAME OF REPORTING PERSON: Heidi Chou
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, AF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 14,897,2121
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 14,897,2122
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,897,2123
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%4
14.	TYPE OF REPORTING PERSON IN

1
Includes: (i) 14,087,212 Ordinary Shares held by Dreams Power Ltd. a British Virgin Islands investment holding company wholly-owned and controlled by Ms. Chou (including 2,050,000 Ordinary Shares held by Ms. Chou as settlor and initial trustee in the Heidi Chou 2009 Annuity Trust, which is an irrevocable trust constituted under the laws of California); and (ii) 810,000 Ordinary Shares acquired upon exercises of the options and held by Joint Link Technology Limited on behalf of Ms. Chou.

2	See footnote 1 above.
3	See footnote 1 above.
4	Based on 185,621,367 outstanding Ordinary Shares as of December 31, 2012.

CUSIP No.	G1795R 100

1.	NAME OF REPORTING PERSON: Dreams Power Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 14,087,212
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 14,087,212
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,087,212
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%1
14.	TYPE OF REPORTING PERSON CO

1	Based on 185,621,367 outstanding Ordinary Shares as of December 31, 2012.

CUSIP No.	13322V105

1.	NAME OF REPORTING PERSON: Yuhui Wang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,017,3801
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 6,017,3802
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,017,3803
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%4
14.	TYPE OF REPORTING PERSON IN

1	Includes 6,017,380 ordinary shares as represented by ADSs beneficially held by Mr. Wang.
2	See footnote 1 above.
3	See footnote 1 above.
4	Based on 185,621,367 outstanding Ordinary Shares as of December 31, 2012.

This Schedule 13D is filed jointly by Mr. Yiming Ma (“Mr. Ma”), Benefit Overseas Limited, Ms. Heidi Chou (“Ms. Chou”), Dreams Power Ltd., and Mr. Yuhui Wang (“Mr. Wang”).  Mr. Ma, Benefit Overseas Limited, Ms. Chou, Dreams Power Ltd., and Mr. Wang are collectively referred to herein as the “Reporting Persons.”

This Schedule 13D represents the initial statement on Schedule 13D jointly filed by the Reporting Persons with respect to Camelot Information Systems Inc. (the “Issuer”).  The ordinary shares (the “Ordinary Shares”), of the Issuer described herein held by Mr. Ma were previously reported on a Schedule 13G filed on February 14, 2010, and amendments thereto.  The Ordinary Shares described herein held by Ms. Chou were previously reported on a Schedule 13G filed on February 14, 2010, and amendments thereto.

ITEM 1.	SECURITIES AND ISSUER

This Schedule 13D relates to the Ordinary Shares, with no par value per share, including Ordinary Shares represented by American Depositary Shares (“ADSs,” each ADS representing four Ordinary Shares) of the Issuer.  As of the date of this statement, the Issuer has 185,621,367 Ordinary Shares issued and outstanding.  The address of the principal executive office of the Issuer is Beijing Publishing House, A6 North Third Ring Road, Xicheng District, Beijing, 100120, People’s Republic of China.

ITEM 2.	IDENTITY AND BACKGROUND

This statement is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the transaction described in Item 4 of this statement.

Except as expressly otherwise set forth in this statement, each Reporting Person disclaims beneficial ownership of the Ordinary Shares beneficially owned by any other Reporting Person or any other person.  The agreement between the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit 7.01.  Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Mr. Ma is a citizen of the United States and his principal occupation is chairman and chief executive officer of the Issuer.  The business address of Mr. Ma is Beijing Publishing House, A6 North Third Ring Road, Xicheng District, Beijing, 100120, People’s Republic of China.  Mr. Ma and Ms. Chou are husband and wife.

Benefit Overseas Limited is a company incorporated under the laws of the British Virgin Islands.  Benefit Overseas Limited is wholly owned by Mr. Ma.  The principal business of Benefit Overseas Limited is that of an investment holding company.  The principal business address of Benefit

Overseas Limited is c/o Yiming Ma, Beijing Publishing House, A6 North Third Ring Road, Xicheng District, Beijing, 100120, People’s Republic of China.

Ms. Chou is a citizen of the United States and her principal occupation is president and director of the Issuer.  The business address of Ms. Chou is Beijing Publishing House, A6 North Third Ring Road, Xicheng District, Beijing, 100120, People’s Republic of China.

Dreams Power Ltd. is a company incorporated under the laws of the British Virgin Islands.  Dreams Power Ltd. is wholly owned by Ms. Chou.  The principal business of Dreams Power Ltd. is that of an investment holding company.  The principal business address of Dreams Power Ltd. is c/o Heidi Chou, Beijing Publishing House, A6 North Third Ring Road, Xicheng District, Beijing, 100120, People’s Republic of China.

Mr. Wang is a citizen of the People’s Republic of China and his principal occupation is the executive vice president and chief executive officer of CFITS, a subsidiary of the Issuer, and director of Issuer.  The business address of Mr. Wang is Beijing Publishing House, A6 North Third Ring Road, Xicheng District, Beijing, 100120, People’s Republic of China.

During the five years preceding the date of this filing, none of the Reporting Persons has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Ordinary Shares reported in this statement as beneficially owned by Mr. Ma and Ms. Chou were acquired prior to the Issuer’s initial public offering and upon exercise of certain options of the Issuer with cash from their applicable personal funds, and were acquired for investment purposes.  The Ordinary Shares in the form of ADSs reported in this statement as beneficially owned by Mr. Wang were acquired in September, 2011 with cash from his applicable personal funds, and were acquired for investment purposes.

On March 12, 2013, Mr. Ma, Ms. Chou, and Mr. Wang (the “Buyer Group”) proposed to acquire all of the Ordinary Shares, including Ordinary Shares represented by ADSs, of the Issuer not currently owned by the Buyer Group and their respective affiliates (the “Publicly Held Shares”).

The Buyer Group anticipates that, at the price per Ordinary Share set forth in the Proposal (as described in Item 4 below) (which price has not yet been approved by the Issuer’s board of directors), approximately US$70 million will be expended in acquiring the Publicly Held Shares.

The Buyer Group anticipates that the funding for the acquisition of the Publicly Held Shares will be provided by a combination of third party debt and equity capital contributed by the Buyer Group and certain members of the management who may roll over their shares.

ITEM 4.	PURPOSE OF TRANSACTION

On March 12, 2013, the Buyer Group submitted a non-binding proposal (the “Proposal”) to the Issuer’s board of directors for the acquisition of the Publicly Held Shares, a copy of which is attached hereto as Exhibit 7.02.  In the Proposal, the Buyer Group proposed to acquire, through an acquisition vehicle to be established by the Buyer Group, all of the Publicly Held Shares for cash consideration equal to US$0.4625 per Ordinary Share, or US$1.85 per ADS.

The Buyer Group intends to finance the transactions contemplated under the Proposal through a combination of equity capital funded by the Buyer Group and certain rollover shareholders in the form of rollover equity, and debt from third party financial institutions.  The Buyer Group also stated in the Proposal that they are in discussions with a financial institution which has expressed interest in providing loans to finance the transactions contemplated under the Proposal.

Any definitive agreement entered into in connection with the transactions contemplated under the Proposal is likely to be subject to customary closing conditions, including approval by the Issuer’s shareholders of the terms of such transactions, accuracy of the representations and warranties given by the parties to the merger agreement, compliance by each party to such agreement with its covenants thereunder, the absence of a material adverse effect.

If the transaction contemplated under the Proposal is completed, the ADSs would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act and would be delisted from the New York Stock Exchange.

Reference to the Proposal in this Schedule 13D is qualified in its entirety by reference to the complete text of the Proposal filed as Exhibit 7.02 hereto and is incorporated herein by reference.

Except as indicated above, none of the Reporting Persons have any plans or proposals that relate to or would result in any other action specified in Item 4 on this Schedule 13D.  The Reporting Persons reserve their right to change their plans and intentions in connection with any of the actions discussed in this Item 4, including, among others, the purchase price and the financing arrangement for the transaction contemplated under the Proposal.  Any action taken by the Reporting Persons may be effected at any time and from time to time, subject to any applicable limitations imposed by any applicable laws.

ITEM 5	INTEREST IN SECURITIES OF THE ISSUER

(a) – (b)                      With respect to each of the Reporting Person, the cover pages of this Schedule 13D are incorporated by reference, as if set forth in its entirety.

As of the date of this Schedule 13D, Mr. Ma beneficially owns 15,538,196 Ordinary Shares, representing 8.4% of the outstanding Ordinary Shares of the Issuer, which includes (i) 14,088,176 Ordinary Shares held by Benefit Overseas Limited, a British Virgin Islands investment holding company wholly-owned and controlled by Mr. Ma (including 2,050,000 Ordinary Shares held by Mr. Ma as settlor and initial trustee in the Yiming Ma 2009 Annuity Trust, which is an irrevocable trust constituted under the laws of California); and (ii) 1,450,020 Ordinary Shares acquired upon exercises of the options and held by Joint Link Technology Limited on behalf of Mr. Ma.

As of the date of this Schedule 13D, Benefit Overseas Limited beneficially owns 14,088,176 Ordinary Shares, representing 7.6% of the outstanding Ordinary Shares of the Issuer.  Mr. Ma is the sole owner and director of Benefit Overseas Limited, and as a result, may be deemed to beneficially own all of the Ordinary Shares held by Benefit Overseas Limited.

As of the date of this Schedule 13D, Ms. Chou beneficially owns 14,897,712 Ordinary Shares, representing 8.0% of the outstanding Ordinary Shares of the Issuer, which includes (i) 14,087,212 Ordinary Shares held by Dreams Power Ltd., a British Virgin Islands investment holding company wholly-owned and controlled by Ms. Chou (including 2,050,000 Ordinary Shares held by Ms. Chou as settlor and initial trustee in the Heidi Chou 2009 Annuity Trust, which is an irrevocable trust constituted under the laws of California); and (ii) 810,000 Ordinary Shares acquired upon exercises of the options and held by Joint Link Technology Limited on behalf of Ms. Chou.

As of the date of this Schedule 13D, Dreams Power Ltd. beneficially owns 14,087,212 Ordinary Shares, representing 7.6% of the outstanding Ordinary Shares of the Issuer.  Ms. Chou is the sole owner and director of Dreams Power Ltd., and as a result, may be deemed to beneficially own all of the Ordinary Shares held by Dreams Power Ltd.

As of the date of this Schedule 13D, Mr. Wang beneficially owns 6,017,380 Ordinary Shares in the form of ADSs, representing 3.2% of the outstanding Ordinary Shares of the Issuer.

(c)           Except as set forth in Item 3 and 4 above, none of the Reporting Persons, and to their knowledge, none of the Reporting Persons has effected any transactions in the Ordinary Shares during the 60 days preceding the filing of this Schedule 13D.

(d)           Not applicable.

(e)           Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The descriptions of the principal terms of the Proposal under Item 3 and Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 7.01:	Joint Filing Agreement by and among the Reporting Persons, dated as of March 20, 2013.

Exhibit 7.02:	Proposal Letter from Mr. Ma, Ms. Chou, and Mr. Wang to the board of directors of the Issuer, dated as of March 12, 2013.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2013

YIMING MA

By :	/s/ Yiming Ma
Name :	Yiming Ma

BENEFIT OVERSEAS LIMITED

By :	/s/ Yiming Ma
Name :	Yiming Ma
Title:	Director

HEIDI CHOU

By :	/s/ Heidi Chou
Name :	Heidi Chou

DREAMS POWER LTD.

By :	/s/ Heidi Chou
Name :	Heidi Chou
Title:	Director

YUHUI WANG

By :	/s/ Yuhui Wang
Name :	Yuhui Wang